

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 24, 2017

Mr. David M. Wehner
Chief Financial Officer
Facebook, Inc.
1601 Willow Road
Menlo Park, CA 94025

   Re: **Facebook, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2015
     Filed January 28, 2016
     File No. 001-35551

Dear Mr. Wehner:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Stephen Krikorian

       Stephen Krikorian
       Accounting Branch Chief
       Office of Information Technologies
       and Services